

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2024

Tetsuya Yonehana
Chief Financial Officer
Mitsubishi UFJ Financial Group, Inc.
7-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo 100-8330

> **Re: Mitsubishi UFJ Financial Group, Inc.**
> **Form 20-F for the Fiscal Year Ended March 31, 2023**
> **File No. 000-54189**

Dear Tetsuya Yonehana:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2023

Effect of Change in Exchange Rates on Foreign Currency Translation, page 72

1. Considering the materiality of recent foreign currency translation adjustments recognized in other comprehensive income, please revise future filings to provide additional detail regarding the subsidiaries, currencies, and any other information necessary to fully understand the key factors resulting in the large translation adjustments. Additionally, consider disclosing the functional currencies of material subsidiaries. Please provide us a draft of your proposed disclosure for the March 31, 2023 fiscal year end.

Note 2. Business Developments - Sale of MUFG Union Bank, page F-26

2. We note your disclosure on page F-28 that you recognized a net adjustment to unappropriated retained earnings of ¥223,273 million and to accumulated other comprehensive income (loss) of ¥20,291 million for the fiscal year ended March 31, 2023.

    • Please tell us the periods of financial activity for MUFG Union Bank that were consolidated in the March 31, 2022 and 2023 financial statements for MUFG.

Specifically tell us the periods related to the assets and liabilities sold to U.S. Bancorp and the periods related to the assets and liabilities transferred to other entities within MUFG.

- Please quantify the amount of the profit, loss and other comprehensive income for the period from September 1, 2022 to November 30, 2022, which is the three-month lag period preceding the sale date of December 1, 2022, recognized in retained earnings for the elimination of the difference in reporting periods of the sold and transferred business.

- Please provide us a detailed accounting analysis related to recognizing these amounts directly in retained earnings. Please identify all the guidance you considered, discuss the key facts and circumstances and judgements involved and clearly discuss how you considered this information when applying the relevant guidance in U.S. GAAP. Specifically tell us how you considered whether you should report the full calendar period for MUFG Union Bank in the March 31, 2023 financial statements for MUFG.

- Please quantify the amount of the three months of activity immediately preceding the transfer of assets and liabilities of MUFG Union Bank that were transferred to other entities within MUFG before the sale of MUFG Union Bank, that was recognized in retained earnings for the elimination of the reporting lag associated with such transferred assets and liabilities.

- Please tell us how you determined the period of activity to eliminate for the transferred assets and liabilities to other MUFG entities. Specifically tell us why you did not select the three-month period ending March 31, 2023 and quantify the amount that would have been recognized in retained earnings had you selected this period.

- Please provide us a detailed accounting analysis related to recognizing the amounts discussed in the fourth bullet point directly in retained earnings. Please identify all the guidance you considered, discuss the key facts and circumstances and judgements involved and clearly discuss how you considered this information when applying the relevant guidance in US GAAP. Specifically tell us how you considered whether you should retrospectively report the impact based on the guidance in ASC 250-10-45-6.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Phippen at 202-551-3697 or Michael Volley at 202-551-3437 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance